SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 21)

CASEY’S GENERAL STORES, INC.

(Name of Subject Company (Issuer))

ACT ACQUISITION SUB, INC.

ALIMENTATION COUCHE-TARD INC.

(Names of Filing Persons (Offerors))

Common Stock, No Par Value

(Title of Class of Securities)

147528103

(CUSIP Number of Class of Securities)

Alain Bouchard

President and Chief Executive Officer

Alimentation Couche-Tard Inc.

4204 Industriel Blvd.

Laval, Québec, Canada H7L 0E3

Telephone: (450) 662-6632

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,492,711,143	$106,431

*	For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 38,771,718 shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (“Casey’s”), including the associated preferred stock purchase rights, at a purchase price of $38.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of Shares is calculated as follows: (i) 50,969,662 Shares issued and outstanding as of July 29, 2010, as reported in the Casey’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010 (the “Casey’s Definitive Proxy Statement”), plus (ii) 959,950 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of April 30, 2010, as reported in the Casey’s Definitive Proxy Statement, minus (iii) 13,157,894 Shares that were accepted for payment pursuant to the modified “Dutch auction” self tender offer by Casey’s, as reported in the Current Report on Form 8-K filed by Casey’s with the SEC on August 31, 2010.
**	Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$133,182	Filing Parties:	ACT Acquisition Sub, Inc.
			Alimentation Couche-Tard Inc.

Form or Registration No.:	SC TO-T	Date Filed:	June 2, 2010

Amount Previously Paid:	$2,807	Filing Parties:	ACT Acquisition Sub, Inc.
			Alimentation Couche-Tard Inc.

Form or Registration No.:	SC TO-T/A	Date Filed:	July 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 21 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, as amended by Amendment No. 1 filed with the SEC on June 7, 2010, Amendment No. 2 filed with the SEC on June 11, 2010, Amendment No. 3 filed with the SEC on June 17, 2010, Amendment No. 4 filed with the SEC on June 21, 2010, Amendment No. 5 filed with the SEC on July 12, 2010, Amendment No. 6 filed with the SEC on July 13, 2010, Amendment No. 7 filed with the SEC on July 22, 2010, Amendment No. 8 filed with the SEC on July 28, 2010, Amendment No. 9 filed with the SEC on August 2, 2010, Amendment No. 10 filed with the SEC on August 12, 2010, Amendment No. 11 filed with the SEC on August 19, 2010, Amendment No. 12 filed with the SEC on August 24, 2010, Amendment No. 13 filed with the SEC on August 31, 2010, Amendment No. 14 filed with the SEC on September 1, 2010, Amendment No. 15 filed with the SEC on September 3, 2010, Amendment No. 16 filed with the SEC on September 7, 2010, Amendment No. 17 filed with the SEC on September 8, 2010, Amendment No. 18 filed with the SEC on September 10, 2010, Amendment No. 19 filed with the SEC on September 16, 2010 and Amendment No. 20 filed with the SEC on September 20, 2010 (as amended, the “Schedule TO”), by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), and ACT Acquisition Sub, Inc., an Iowa corporation and an indirect wholly owned subsidiary of Couche-Tard (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc., an Iowa corporation (“Casey’s”), and (2) the associated rights to purchase shares of Series A Serial Preferred Stock, no par value, of Casey’s (the “Rights”) issued pursuant to the Rights Agreement, dated as of April 16, 2010 (the “Rights Agreement”), between Casey’s and Computershare Trust Company, N.A., as Rights Agent, at a price of $38.50 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment is being filed on behalf of Couche-Tard and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Amendment, except as otherwise amended and supplemented below. This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer expired at 5:00 p.m., New York City time, on September 30, 2010. At the expiration of the Offer, certain conditions to the Offer had not been satisfied and Purchaser and Couche-Tard had not waived these conditions. No Shares were purchased by Purchaser pursuant to the Offer, and all Shares previously tendered and not withdrawn will be promptly returned.

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(BB)	Press release issued by Alimentation Couche-Tard Inc. on September 30, 2010 announcing the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of September 30, 2010 that the information set forth in this statement is true, complete and correct.

ACT ACQUISITION SUB, INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Secretary and Treasurer

ALIMENTATION COUCHE-TARD INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 2, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on June 2, 2010.*

(a)(5)(A)	Press Release issued by Alimentation Couche-Tard Inc. on June 2, 2010 announcing the commencement of the Offer.*

(a)(5)(B)	Press Release issued by Alimentation Couche-Tard Inc. on April 9, 2010 (previously filed in a Schedule TO-C on April 9, 2010).*

(a)(5)(C)	Investor Presentation, dated June 2010.*

(a)(5)(D)	Press Release issued by Alimentation Couche-Tard Inc. on June 7, 2010 announcing Couche-Tard’s notice of intent to nominate persons for election as directors and propose shareholder business at the 2010 annual meeting of shareholders of Casey’s General Stores, Inc.*

(a)(5)(E)	Press Release issued by Alimentation Couche-Tard Inc. on June 11, 2010 regarding Couche-Tard’s response to the lawsuit filed by Casey’s General Stores, Inc. against Couche-Tard and Purchaser.*

(a)(5)(F)	Press release issued by Alimentation Couche-Tard Inc. on July 12, 2010 announcing Couche-Tard’s extension of the Offer.*

(a)(5)(G)	Excerpts of press release issued by Alimentation Couche-Tard Inc. on July 13, 2010 regarding Couche-Tard’s fourth quarter and fiscal 2010 earnings release (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 13, 2010).*

(a)(5)(H)	Excerpts of script for earnings conference call held by Alimentation Couche-Tard Inc. on July 13, 2010 regarding Couche-Tard’s fourth quarter and fiscal 2010 earnings release (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 13, 2010).*

(a)(5)(I)	Press Release issued by Alimentation Couche-Tard Inc. on July 22, 2010 announcing the increase of the offer price and Couche-Tard’s plan to file a Preliminary Proxy Statement in respect of Casey’s General Stores, Inc.*

(a)(5)(J)	Preliminary Proxy Statement in respect of Casey’s General Stores, Inc. filed by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 22, 2010).*

(a)(5)(K)	Press Release issued by Alimentation Couche-Tard Inc. on July 28, 2010 responding to Casey’s General Stores, Inc.’s rejection of its increased $36.75 all-cash tender offer.*

(a)(5)(L)	Press release issued by Alimentation Couche-Tard Inc. on August 2, 2010 announcing Couche-Tard’s extension of the Offer.*

(a)(5)(M)	Press release issued by Alimentation Couche-Tard Inc. on August 12, 2010 regarding Couche-Tard’s statement in response to the private placement of notes in an aggregate principal amount of $569 million of Casey’s General Stores, Inc.*

(a)(5)(N)	Press Release issued by Alimentation Couche-Tard Inc. on August 19, 2010 announcing Couche-Tard’s filing of a Definitive Proxy Statement in respect of Casey’s General Stores, Inc.*

(a)(5)(O)	Letter from Alimentation Couche-Tard Inc. to the shareholders of Casey’s General Stores, Inc. (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 19, 2010).*

(a)(5)(P)	Definitive Proxy Statement in respect of Casey’s General Stores, Inc. filed by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 19, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 19, 2010).*

(a)(5)(Q)	Excerpts of press release issued by Alimentation Couche-Tard Inc. on August 24, 2010 regarding Alimentation Couche-Tard Inc.’s first quarter 2011 earnings release (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 24, 2010).*

(a)(5)(R)	Press release issued by Alimentation Couche-Tard Inc. on August 31, 2010 announcing Couche-Tard’s extension of the Offer.*

(a)(5)(S)	Press Release issued by Alimentation Couche-Tard Inc. on September 1, 2010 announcing the increase of the offer price and that Couche-Tard has secured financing in connection with the tender offer.*

(a)(5)(T)	Letter from Alimentation Couche-Tard Inc. to the shareholders of Casey’s General Stores, Inc. (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on September 3, 2010).*

(a)(5)(U)	Press release issued by Alimentation Couche-Tard Inc. on September 7, 2010 regarding the letter sent by Couche-Tard to the shareholders of Casey’s General Stores, Inc. on September 3, 2010.*

(a)(5)(V)	Presentation Materials of Alimentation Couche-Tard Inc., dated September 2010.*

(a)(5)(W)	Press release issued by Alimentation Couche-Tard Inc. on September 7, 2010 regarding Couche-Tard’s response to the announcement by Casey’s General Stores, Inc. of receipt of a preliminary, non-binding proposal from a third party.*

(a)(5)(X)	Press release issued by Alimentation Couche-Tard Inc. on September 8, 2010 announcing Couche-Tard’s agreement in principle with the staff of the FTC.*

(a)(5)(Y)	Press release issued by Alimentation Couche-Tard Inc. on September 10, 2010 regarding the letter sent by Couche-Tard to the Board of Directors of Casey’s General Stores, Inc. on September 10, 2010.*

(a)(5)(Z)	Press release issued by Alimentation Couche-Tard Inc. on September 16, 2010 regarding the open letter issued by Couche-Tard to the shareholders of Casey’s General Stores, Inc. on September 16, 2010.*

(a)(5)(AA)	Press release issued by Alimentation Couche-Tard Inc. on September 20, 2010 regarding Couche-Tard’s statement on the 2010 annual meeting of shareholders of Casey’s General Stores, Inc. and the recommendation by Institutional Shareholder Services.*

(a)(5)(BB)	Press release issued by Alimentation Couche-Tard Inc. on September 30, 2010 announcing the expiration of the Offer.

(b)(1)	Credit Agreement, dated September 1, 2010, among Alimentation Couche-Tard Inc., The Bank of Nova Scotia, HSBC Bank Canada, Rabobank Nederland, Canadian Branch, UBS AG Canada Branch, Export Development Canada, Bank of Montreal, Canadian Imperial Bank of Commerce, Caisse Centrale Desjardins, National Bank of Canada and ICICI Bank Canada, as lenders, The Bank of Nova Scotia, as administrative agent, and the co-bookrunners, syndication agent and documentation agent named therein.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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